Exhibit 3.5.1
CERTIFICATE OF FORMATION
OF
ENCORE CLEAR FORK PIPELINE LLC
     This Certificate of Formation of Encore Clear Fork Pipeline LLC (the “Company”) is being executed and filed by the undersigned authorized person for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act.
Article One
      The name of the Delaware limited liability company formed hereby is Encore Clear Fork Pipeline LLC.
Article Two
     The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the name and address of the Company’s registered agent for service of process at that address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on February 20, 2007.

AUTHORIZED PERSON
/s/ Robert C. Reevesw
Robert C. Reeves
Authorized Person